Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-223921

March 31, 2020

Crown Castle International Corp.

$750,000,000 3.300% Senior Notes due 2030

$500,000,000 4.150% Senior Notes due 2050

March 31, 2020

Pricing Term Sheet

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated March 31, 2020, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated March 26, 2018 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Crown Castle International Corp.

Security Description:	3.300% Senior Notes due 2030 (the “2030 Notes”) 4.150% Senior Notes due 2050 (the “2050 Notes”)

Ratings (Moody’s / S&P / Fitch)*:	Baa3/ BBB- / BBB

Distribution:	SEC-registered

Aggregate Principal Amount:	2030 Notes: $750,000,000 2050 Notes: $500,000,000

Gross Proceeds:	2030 Notes: $743,842,500 2050 Notes: $494,500,000

Maturity Date:	2030 Notes: July 1, 2030 2050 Notes: July 1, 2050

Coupon:	2030 Notes: 3.300% 2050 Notes: 4.150%

Benchmark Treasury:	2030 Notes: 1.500% due February 15, 2030 2050 Notes: 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	2030 Notes: 107-21+; 0.696% 2050 Notes: 124-17+; 1.365%

Spread to Benchmark Treasury:	2030 Notes: T + 270 basis points 2050 Notes: T + 285 basis points

Price to Public:	2030 Notes: 99.179% of principal amount 2050 Notes: 98.900% of principal amount

Yield to Maturity:	2030 Notes: 3.396% 2050 Notes: 4.215%

Interest Payment Dates:	2030 Notes: January 1 and July 1, commencing July 1, 2020 2050 Notes: January 1 and July 1, commencing July 1, 2020

Record Dates:	2030 Notes: June 15 and December 15 2050 Notes: June 15 and December 15

Make-Whole Call:

2030 Notes: Prior to April 1, 2030 (three months prior to the maturity date of the 2030 Notes), at greater of par and make-whole at discount rate of Treasury plus 45 basis points

2050 Notes: Prior to January 1, 2050 (six months prior to the maturity date of the 2050 Notes), at greater of par and make-whole at discount rate of Treasury plus 45 basis points

Par Call:

2030 Notes: At any time on or after April 1, 2030 (three months prior to the maturity date of the 2030 Notes)

2050 Notes: At any time on or after January 1, 2050 (six months prior to the maturity date of the 2050 Notes)

Trade Date:	March 31, 2020

Settlement Date:

April 3, 2020 (T+3)

We expect to deliver the Notes against payment for the Notes on the third business day following the pricing of the Notes (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Use of Proceeds:

We expect to receive net proceeds of approximately $1.225 billion from the sale of the Notes to the underwriters, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay outstanding indebtedness under the Revolver.

CUSIP:	2030 Notes: 22822V AR2 2050 Notes: 22822V AQ4

ISIN:	2030 Notes: US22822VAR24 2050 Notes: US22822VAQ41

Denominations/Multiple:	$2,000 x $1,000

Joint Book-Running Managers:

BofA Securities, Inc.

Morgan Stanley & Co. LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

Co-Managers:	Citizens Capital Markets, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell, or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 and Morgan Stanley & Co. LLC at 1-866-718-1649.

This pricing term sheet does not constitute an offer to sell, or a solicitation of an offer to buy any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

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